As filed pursuant to Rule 424(b)(3)
Registration No. 333-82246

PRICING SUPPLEMENT
November 18, 2002
(To Prospectus Supplement dated March 6, 2002
to Prospectus dated March 4, 2002)

$175,000,000    4.00% Medium-Term Senior Notes, Series C, due November 30, 2007

Principal Amount:	$175,000,000
Issue Date:	November 21, 2002
Maturity Date:	November 30, 2007
Interest Rate Per Annum:	4.00%
Interest Payment Dates:	May 30 and November 30
First Interest Payment Date:	May 30, 2003
Interest Accrual Date:	November 21, 2002
Record Dates:	May 15 and November 15
Public Offering Price:	99.733% of Principal Amount
Agent's Discounts and Commissions:	0.34% of Principal Amount
Net Proceeds to Occidental, before expenses:	$173,937,750
Form of Note (Book-Entry or Certificated):	Book-Entry
CUSIP No.:	67461F FR3
Trustee and Paying Agent:	The Bank of New York
Optional Redemption:	See "Optional Redemption" on Page PS-2
Redemption Price:	See "Optional Redemption" on Page PS-2
Agents:	Banc of America Securities LLC and J.P. Morgan Securities Inc.

Banc of America Securities LLC	JPMorgan

        References in this pricing supplement to "Occidental", "we", "us" and "our" are to Occidental Petroleum Corporation and not to any of our subsidiaries or agents.

        It is important for you to read and consider all information contained in this pricing supplement and the accompanying prospectus supplement and prospectus. You should also read and consider the information in the documents we have referred you to in "Where You Can Find More Information" on page 4 of the accompanying prospectus.

DESCRIPTION OF THE NOTES

        Occidental will issue the notes under an indenture between Occidental and The Bank of New York, as trustee. This description of the notes supplements, and, to the extent it is inconsistent, replaces, the description of the general provisions of the notes and the indenture in the accompanying prospectus supplement and prospectus.

Optional Redemption

        We may redeem some or all of the notes at any time at a price equal to the greater of:

  •
  100% of the principal amount of the notes to be redeemed; and

  •
  an amount determined by the Quotation Agent equal to the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of such payments of interest accrued as of the redemption date) discounted to the redemption date on a semiannual basis (assuming a 360-day year comprised of twelve 30-day months) at the Adjusted Treasury Rate plus 15 basis points, plus, in each case, accrued and unpaid interest to the redemption date; provided, however, that, with respect to interest payments that are due prior to the relevant redemption date, we will make such payments to the record holders of such notes at the close of business on the relevant regular record dates.

        We will send to each holder notice of any redemption at least 30 days but not more than 60 days before the applicable redemption date. Unless we default in payment of the redemption price, no interest shall accrue for the period from and after such redemption date. If less than all of the notes are to be redeemed, the trustee will select the notes (or portions thereof) to be redeemed by such method as the trustee shall deem fair and appropriate.

        "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

        "Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

        "Comparable Treasury Price" means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (2) if the trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of such Quotations, such average in any case to be determined by the Quotation Agent, or (3) if only one Reference Treasury Dealer Quotation is received, such Quotation.

        "Quotation Agent" means the Reference Treasury Dealer appointed by Occidental.

PS-2

        "Reference Treasury Dealer" means (i) Banc of America Securities LLC and J.P. Morgan Securities Inc. (or their respective affiliates which are primary U.S. Government securities dealers) and their respective successors; provided, however, that if either of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we shall substitute therefore another Primary Treasury Dealer, and (ii) any other Primary Treasury Dealer(s) selected by us.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day in the The City of New York preceding such redemption date.

PS-3